Policies with Respect to Security Investments

Effective May 1, 2006 ING Small Cap Value Fund's strategy was changed to reflect a new definition of "small capitalization companies" as follows:

      Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities of small-capitalization U.S. companies. The Fund will provide shareholders with at least 60 days' prior notice of any change in this investment strategy. The Sub-Adviser defines small capitalization companies as those companies with market capitalizations of $2 billion or less at the time of purchase.